UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074 305
(CUSIP Number)

Xueyuan Han Room 2306, A19 East Third Road North SOHO Nexus Center, Chaoyang Beijing, China 100027 Tel: (86) 10-62136861
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	502074 305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BZ Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
520,833
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
520,833
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
520,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.63%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

The following constitutes Amendment No. 1 to Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

On July 14, 2020, the Issuer purported to terminate that certain Share Exchange Agreement, dated March 23, 2020 (the “Share Exchange Agreement”), with Hanfor (Cayman) Limited, a Cayman Islands exempted company (“Hanfor”), and the Reporting Person, the sole stockholder of Hanfor. The Issuer misinterpreted the termination provision of the Share Exchange Agreement and Hanfor and Hanfor is still within the cure period to deliver its required audited financial statements to the Issuer. Following its attempt to terminate the Share Exchange Agreement, the Issuer then breached the Share Exchange Agreement, by completing a public offering on August 18, 2020 of units and pre-funded warrants. As the Issuer has incurably breached the Share Exchange Agreement, Hanfor reserves all legal and equitable remedies as provided in the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, Hanfor has the ability to appoint a director to the Board of the Issuer and hereby is appointing Xueyuan Han to serve as director until his successor is duly elected or appointed.

Hanfor believes that the officers and directors of the Issuer have breached their fiduciary duties to the Issuer’s stockholders by (i) breaching the Share Exchange Agreement, (ii) conducting a public offering at such a steep discount to market, which has directly led to a decrease in market price from $1.46 on August 12, 2020, the day the Issuer filed an amendment to its registration statement to $0.5699 on September 21, 2020, and (iii) focusing on their own option exercise price and their own securities, instead of growing the business.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 14,618,799 shares of Common Stock outstanding as of August 18, 2020, based on the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 18, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2020	BZ Industrial Limited

/s/ Xueyuan Han
Xueyuan Han, Chief Executive Officer